File № 82-4257

VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«03» June 2004
№ 1101/3592

04030812

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you amendments and alterations # 5.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 6/18

AGREED

Deputy Chief of Main Territorial Department
for Moscow of the Central Bank
of the Russian Federation

Signature: G.S.Sitnikova
April 22nd, 2004

Stamp: Central Bank of Russian Federation,
Moscow Territorial Division

AMENDMENTS AND ALTERATIONS # 5
introduced into the Charter
of Open Joint-stock Company Bank «Vozrozhdeniye»
(Bank Vozrozhdeniye (OAO))
main government registration number 1027700540680,
Registration date: December 17th, 2002,
Registration number of Bank of Russia according to the Book of Government Registration of Credit Institutions 1439 as of April 12th, 1991.

1. Following the item 1.11 to add item 1.12 with the wording:
«1.12. Bank has in its structure the following representative offices that are incorporated in the Bank's system:

#	Name of representative	Location (mail address) office
1.	Northwest Regional Centre	Bolshoy Prospect Vasilievskiy ostrov, 80 Saint-Petersburg 199106

Amendments and alterations were introduced by the decision of the Supervisory Council, Minutes # 7 of the Supervisory Council meeting as of January 23st 2004.

Chairman of Supervisory Council
of Open joint-stock company
Vozrozhdeniye Bank (OAO) *Stamp of VBank* Yu.M.Marinichev